For Immediate Release

Nordion Reports Third Quarter 2011 Financial Results

Nordion delivers strong performance from high margin products in the third quarter 2011

Nordion Highlights:

•	Strong year-over-year TheraSphere® revenue growth of 58% to $11.5 million in third quarter 2011
•	Cobalt-60 shipments up 74% year-over-year in third quarter 2011
•	Meeting Mo-99 customer demand as expected following planned NRU reactor maintenance shutdown

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – September 13, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health sciences market, announced today third quarter 2011 revenues from continuing operations of $66.8 million, up 39% from $47.9 million in the third quarter 2010. Income from continuing operations, net of income taxes was $4.7 million ($0.07 earnings per share), compared with a loss from continuing operations of $8.7 million ($0.13 loss per share) in the third quarter 2010.

“Nordion’s performance continued to be solid and steady in the third quarter,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We demonstrated consistent performance across our high margin products and continue to focus on creating long-term value for our shareholders through disciplined financial management and operational execution.”

Key Q3 2011 Events:
•	On June 6, 2011, Nordion announced a three-year $75 million senior revolving credit facility.
•	On June 9, 2011, Nordion announced the unveiling of the GammaFIT™, a new Flexible Irradiation Technology system.
•
On June 16, 2011, Nordion announced it awarded the contract for the STOP-HCC and EPOCH TheraSphere Phase III clinical trials to contract research organization, Theorem Clinical Research (formerly Omnicare Clinical Research).

Nordion Inc. Interim Report July 31, 2011

•	On June 16, 2011, the Atomic Energy Canada Limited’s National Research Universal (NRU) reactor returned to service after a 32-day planned maintenance shutdown.
•
On July 25, 2011, Bracco Diagnostics Inc. (Bracco) issued a letter notifying customers that it had voluntarily discontinued the sale of CardioGen-82™ generators and recalled the units in the market due to two patients having received a higher radiation dose than expected.

•	As of July 31, 2011, Nordion had repurchased 3.6 million Common shares at an aggregate cost of $40.5 million.

Third Quarter 2011 Results
The divested Belgian financial results are reported under discontinued operations in the current and comparative periods.

Consolidated Financial Results
	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except when noted)	2011	2010	2011	2010
Revenues	$66,807	$47,902	$200,027	$140,359

Gross margin	53%	49%	53%	50%

Operating income (loss) from continuing operations	$6,877	$(16,645)	$48,019	$(106,229)

Income (loss) from continuing operations, net of income taxes	$4,693	$(8,701)	$37,003	$(98,233)

Loss from discontinued operations, net of income taxes	$(8,814)	$(6,363)	$(27,057)	$(149,449)

Net (loss) income	$(4,121)	$(15,064)	$9,946	$(247,682)

Basic earnings (loss) per share from continuing operations	$0.07	$(0.13)	$0.56	$(1.02)

Cash and cash equivalents	$69,038	$121,294	$69,038	$121,294

Share buyback (thousands of shares)	720	-	3,558	52,941

Weighted average number of Common shares outstanding – basic (thousands of shares)	64,283	67,237	65,461	96,626

•
Consolidated revenue from continuing operations in the third quarter 2011 was $66.8 million, up $18.9 million or 39%, compared with the third quarter 2010. The increase was primarily due to increased revenues from reactor isotopes in the Medical Isotopes segment as a result of the NRU reactor resuming operations in August 2010, higher Targeted Therapies revenues primarily due to increased sales of TheraSphere, and increased shipments of Cobalt-60 (Co-60) in the Sterilization Technologies segment.

Nordion Inc. Interim Report July 31, 2011

•
Gross margin was 53%, compared with 49% in the third quarter of the previous fiscal year due to the strong performance of major high-margin products (Molybdenum-99 (Mo-99), TheraSphere and Co-60), while low-margin products declined or were relatively flat year-over-year.

•
Operating income from continuing operations (before income taxes) in the third quarter 2011 was $6.9 million, up from a loss of $16.6 million in the third quarter 2010. Improved earnings across all segments and lower corporate selling, general and administrative expense contributed to the increase in operating income.

Segment Financial Results (with reconciliation to Net (loss) income)

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2011	2010	2011	2010
Revenues
Medical Isotopes	$21,386	$11,891	$78,367	$29,827
Targeted Therapies	13,301	14,872	45,465	42,086
Sterilization Technologies	32,120	21,139	76,195	68,446
Consolidated segment revenues from continuing operations	$66,807	$47,902	$200,027	$140,359

Segment earnings (loss)
Medical Isotopes	$4,794	$1,121	$26,942	$(226)
Targeted Therapies	2,123	3,118	10,445	8,750
Sterilization Technologies	15,311	7,780	31,660	29,178
Corporate and Other	(3,040)	(6,969)	(12,031)	(56,571)
Total segment earnings (loss)	$19,188	$5,050	$57,016	$(18,869)

Depreciation and amortization	5,446	7,223	16,025	21,869
Gain on sale of investment	-	-	(1,691)	-
Restructuring charges, net	41	8,602	576	60,045
AECL arbitration and legal costs	3,127	3,639	9,706	5,148
Impairment of long-lived assets	-	261	-	1,632
Change in fair value of embedded derivatives	3,697	1,970	(15,619)	(1,334)
Consolidated operating income (loss) from continuing operations	$6,877	$(16,645)	$48,019	$(106,229)

Net interest income	1,812	(150)	5,534	1,494
Equity loss	-	(58)	(128)	(656)
Income tax (expense) recovery	(3,996)	8,152	(16,422)	7,158
Loss from discontinued operations net of income taxes	(8,814)	(6,363)	(27,057)	(140,449)
Net (loss) income	$(4,121)	$(15,064)	$9,946	$(247,682)

Nordion Inc. Interim Report July 31, 2011

Medical Isotopes
Medical Isotopes revenue of $21.4 million in the third quarter 2011 increased by $9.5 million or 80% compared with the third quarter 2010. Reactor isotopes revenue was $15.7 million and cyclotron isotopes revenue was $5.7 million this quarter, compared with $3.2 million and $8.7 million, respectively, in the same period of the prior year.

The year-over-year increase in reactor isotopes revenue was primarily due to the NRU reactor resuming operations in August 2010 after a 15-month shutdown. Cyclotron  isotopes revenue decreased in the third quarter 2011 compared with same period in 2010 as thallium-201, used as a substitute for Mo-99, declined due to the availability of Mo-99 following the restart of the NRU reactor. The decrease was partially offset by revenue from the sale of bulk Strontium-82 (Sr-82), the isotope used in the production of CardioGen-82 generators.

Targeted Therapies
Targeted Therapies revenue of $13.3 million in the third quarter 2011 decreased by $1.6 million or 11% compared with the third quarter 2010. TheraSphere revenue was $11.5 million and Contract Services revenue was $1.8 million, compared with $7.3 million and $7.6 million, in the same period in the prior year.

TheraSphere experienced strong growth of 58% in the third quarter of 2011 versus the third quarter of 2010. This was partially offset by a significant decline in Contract Services revenue due to the interruption of CardioGen-82 manufacturing.

Sterilization Technologies
Sterilization Technologies revenue of $32.1 million in the third quarter 2011 increased by $11.0 million or 52% compared with the third quarter 2010. Revenue from cobalt sales were $30.9 million in the third quarter, up $13.2 million or 75% compared with the third quarter 2010, driven by a 74% increase in volumes shipped and a positive impact of foreign exchange.

Corporate and Other
Corporate and Other recorded a loss of $3.0 million in the third quarter 2011, down $3.9 million or 56% compared with the third quarter 2010. Corporate selling, general and administrative expenses were $2.6 million and Other expenses, net was $0.4 million.

Discontinued Operations
Nordion recorded a loss from discontinued operations, net of income taxes of $8.8 million in the third quarter 2011, up $2.5 million or 39% compared with the third quarter 2010.

Nordion Inc. Interim Report July 31, 2011

As part of the sale of MDS Analytical Technologies, Nordion’s joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement had arisen between Nordion and Life as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. As a result, Nordion recorded a pre-tax settlement loss of approximately $9.5 million recorded in discontinued operations in third quarter 2011. This settlement amount is required to be paid during Q4 2011.

Business Outlook Summary (for a more detailed Outlook please refer to Nordion’s third quarter fiscal 2011 Management Discussion & Analysis)

Medical Isotopes
Nordion expects Reactor isotopes revenue in the fourth quarter 2011 to be similar to the second quarter 2011. While modest Mo-99 volume increases from new customers were generated in the third quarter, existing customers continue to experience dampened demand.

The next scheduled public hearings for the relicensing of the NRU reactor are currently planned for the first week of October 2011.  The Company expects the decision to renew the five-year license of the NRU reactor (from 2011 to 2016) by October 31, 2011. On June 16, 2011, Nordion’s primary supplier of medical isotopes, AECL, reported that the NRU reactor at Chalk River, Ontario, returned to services from a planned maintenance shutdown, which lasted 32 days. Following the license renewal, in fiscal 2012, Nordion expects the NRU reactor to undergo a planned maintenance shutdown similar to the one that took place fiscal 2011. Nordion does not expect significant volumes of Mo-99 from its Russian partner, Isotope, during 2012 and does not expect to have supply available to mitigate the impact of the planned NRU maintenance shutdown.

Cyclotron isotopes revenue are expected to decline to approximately $3.5 million in fourth quarter 2011 levels due to the discontinuation of bulk Sr-82 sales during the voluntary recall of CardioGen-82.

Targeted Therapies
TheraSphere
For the full year of 2011, Nordion expects TheraSphere to grow above the 40% growth rate experienced in 2010. The Company estimates that the global market for radioembolization microspheres has grown by approximately 20% over the last twelve months.

Nordion Inc. Interim Report July 31, 2011

Phase III Trials Update
Nordion’s announced Phase III trials for primary liver cancer (STOP-HCC) and secondary liver cancer (EPOCH) are in start-up phase with first patient enrolment expected in fourth quarter 2011 and the last patient visit completed by late 2016. The overall cost of these trials is expected to be approximately $15.0 million to $20.0 million each over five years with $2.0 million to $3.0 million incurred for each trial in 2012.

These trials are expected to support global adoption and long-term growth of TheraSphere, as well as reimbursement outside the U.S. Nordion has designed these trials to provide the data to support a submission to the FDA to obtain full approval of the product in the U.S. In addition, data collected from these trials may support the use of TheraSphere as a second line of treatment for primary and secondary liver cancer.

Contract Services
Nordion expects the overall financial performance of the Targeted Therapies segment to continue to be impacted by Bracco’s recall of CardioGen-82 generators. The Company currently does not have specific guidance from Bracco as to when manufacturing of CardioGen-82 generators is expected to resume.  Therefore, the actual duration of the interruption is not determinable at this time. Accordingly, Nordion has not planned for the return of CardioGen-82 manufacturing until the latter part of fiscal 2012.

Sterilization Technologies
Nordion expects fourth quarter 2011 Co-60 shipments to be down slightly from third quarter 2011 and continues to expect Co-60 volume for fiscal 2011 to be approximately equal to fiscal 2010. The Company is currently building a production irradiator that is scheduled to be shipped to the U.S. late in fourth quarter 2011.

In third quarter 2011, Nordion announced the unveiling of the GammaFIT™, a new Flexible Irradiation Technology system. While the Company plans to make GammaFIT commercially available in early fiscal 2012, with its expected long sales cycle, it does not expect to ship any of these products during 2012. Therefore, Nordion has not currently planned for revenue contribution from this product. This innovative new product demonstrates Nordion’s continued strong commitment to the long-term growth of this business segment as the Company believes the GammaFIT is a more financially accessible product that can open up new Co-60 markets, particularly in Latin-America and Asia.

A full copy of Nordion’s third quarter 2011 Management’s Discussion and Analysis and the financial statements and notes (unaudited) can be downloaded at www.nordion.com/investors/financial_results.asp.

Nordion Inc. Interim Report July 31, 2011

Conference Call
Nordion will hold a conference call on Wednesday, September 14, 2011 at 10:00 am ET to discuss its third quarter 2011 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at www.nordion.com/investors/webcasts_and_presentations.asp. To participate, please dial 1-866-223-7781 (toll-free North America) or 1-416-340-8018 (International).

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com.

Caution Concerning Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 5 of our AIF; and our success in anticipating and managing these risks.

Nordion Inc. Interim Report July 31, 2011

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

SOURCE: Nordion

Nordion Inc. Interim Report July 31, 2011